

August 12, 2022

William Enright
President
Vaccitech plc
Unit 6-10, Zeus Building
Rutherford Avenue
Harwell, Didcot OX11 0DF
United Kingdom

> **Re: Vaccitech plc**
> **Registration Statement on Form S-3**
> **Filed August 9, 2022**
> **File No. 333-266724**

Dear Mr. Enright:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marishka DeToy, Esq.